Exhibit 99.1

Yandex Provides Further Update on Convertible Notes

Moscow, Amsterdam, June 1, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, today provided an update in relation to its 0.75% Convertible Notes due 2025 (the “Notes”).

We refer to our public announcements dated March 9, 2022 and April 29, 2022, which discuss the redemption right of noteholders as a result of the occurrence of a Delisting Event (as defined in the Conditions of the Notes).

Noteholders holding not less than 75 per cent of the aggregate principal amount of Notes outstanding, acting by extraordinary resolution in accordance with the Trust Deed dated March 3, 2020 constituting the Notes, as supplemented by a Supplemental Trust Deed dated May 3, 2022 (the “Trust Deed”), have consented to modifying the Conditions of the Notes to change the period during which noteholders may exercise their redemption right to the period from June 8, 2022 to July 6, 2022. Such modifications to the Conditions of the Notes have been effected by way of a Second Supplemental Trust Deed dated May 31, 2022 and are operative as of such date. As a result, of the foregoing modification to the Conditions of the Notes, any put exercise notices submitted prior to June 8, 2022 will not be valid.

Yandex is currently engaged in ongoing discussions with the advisors to an ad hoc committee of noteholders with a view to reaching a fair and sustainable solution for all parties involved. Yandex believes that good progress has been made in such discussions, and it will provide a further update in due course.

Yandex asks noteholders to contact it to ensure that they are included in all future discussions in relation to the Notes. If any noteholders have not yet been in contact with Yandex or its financial advisors, they should immediately contact Yandex or its financial advisors via email at askIR@yandex-team.ru or project.phoenix@alvarezandmarsal.com. They may also contact Houlihan Lokey, financial advisors to the ad hoc committee of noteholders, at ProjectYorkHL@hl.com.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex
E-mail: project.phoenix@alvarezandmarsal.com

Financial Advisors to the Ad Hoc Committee of Noteholders

E-mail: ProjectYorkHL@hl.com